EXHIBIT 2

Buenos Aires,
May 9th, 2013

To
THE BUENOS AIRES STOCK EXCHANGE
Buenos Aires

Dear Sirs,

Further to, and in compliance with, the provisions of Section 63 of the Buenos Aires Stock Exchange Rules and Executive Resolution No 2/12, please note that, at our meeting of the Board of Directors held on May 9th, 2013, the Condensed Statement of Financial Position, Condensed Statement of Comprehensive Income, Condensed Statement of Changes in Equity and Condensed Statement of Cash Flows, both on a Standalone and Consolidated basis, together with any Notes and Exhibits thereto, Selected Information and any such data as required by Section 68 of such Rules mentioned above, for the interim three-month period ended March 31st, 2013, were duly approved.

The following figures are stated in thousands of Pesos and are derived from our Interim Condensed Consolidated Financial Statements.

		Interim three-month period ended March 31st, 2013

Consolidated income (loss) for the period attributable to:

Owners of the Company	Loss	(510,434)
Non-controlling interests		0
	Loss	(510,434)

Other consolidated comprehensive income (loss) for the period attributable to:

Owners of the Company	0
Non-controlling interests	0
0

Total consolidated comprehensive income (loss) for the period attributable to:

Owners of the Company	Loss	(510,434)
Non-controlling interests		0
	Loss	(510,434)

Consolidated Equity
Share Capital – Principal amount (1)	906,455
Share Capital – Adjustment to Share Capital (2)	408,063
Additional paid-in capital	3,452
Legal Reserve	0
Other comprehensive income (loss)	(14,659)
Retained earnings	(1,395,564)
Total equity attributable to the owners of the Company	(92,253)
Non-controlling interests	72,314
Total Equity	(19,939)
(1)	Includes 9,412 shares held as treasury stock.
(2)	Includes 10,347 shares held as treasury stock.

As of March 31, 2013, the Company shows an equity deficit of Pesos 92,253 thousands, in respect of which our Board is evaluating different scenarios and actions in order to balance such situation.

On the other hand, and as required under clause o), p) and q) of Section 62, please note the following:

Class of shares	Amount of shares	% Share Capital

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

Class “A” shares are held by Electricidad Argentina S.A. (EASA), located at Ortiz de Ocampo 3302, Building 4, City of Buenos Aires. Class “B” shares are currently listed on the New York Stock Exchange (by means of American Depositary Shares –“ADSs”) and on the Buenos Aires Stock Exchange . As of September 30, 2012, the Company held 9,412,500 treasury shares.

Only 1,952,604 Class “C” shares held by Banco de la Nación Argentina as trustee of the Company’s Employee Stock Participation Program remain outstanding. In addition, IEASA S.A., located at Ortiz de Ocampo 3302, Building 4, City of Buenos Aires, holds 99.99% of EASA’s voting stock.

On April 25, 2013, the Meeting of Shareholders of the Company agreed upon a reduction of our Share Capital on a pro-rata basis according to the relevant shareholdings, since the event contemplated under Section 206 of the Argentine Business Organizations Law for a mandatory reduction of the Company’s capital stock had occurred.

Currently, there are no convertible debt securities issued by the Company, and no options to buy Company’s shares are currently outstanding.

Yours faithfully,

-------------------------------------- RICARDO TORRES
President

Empresa Distribuidora y Comercializadora Norte S.A.
Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301